Filed by Washington Group International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed under the Securities Exchange Act of 1934
Subject Company: Washington Group International, Inc.
Commission File No. 001-12054
Date: November 5, 2007

Nov. 5, 2007

Dear Fellow Washington Group International Employee:

Attached you will find a news release announcing an amended agreement for URS Corporation to acquire Washington Group International on increased and more flexible financial terms. The amended merger agreement provides Washington Group stockholders with $43.80 per share in cash and 0.90 shares of URS stock for each share they own; enables Washington Group stockholders to own approximately 35 percent of the combined company; and provides Washington Group stockholders with the flexibility to receive (subject to adjustment) the merger consideration in cash and stock, entirely in cash, or entirely in stock.

Washington Group stockholders will vote on the proposed merger at a special meeting of stockholders, which has been rescheduled for Nov. 15, 2007.  We expect the transaction to close in the second half of the fourth quarter of 2007 and look forward to offering our customers the full breadth of quality services that this combined company will be able to provide.

This increased offer again highlights the strength of the company we have built together. We continue to be excited by the strategic rationale behind this transaction - that we will be creating a single-source provider that can offer a full life cycle of planning, engineering, construction, environmental management, and operations and maintenance services.

I want to thank you for all that you have done throughout this process to stay focused and continue to deliver the superior quality and service our customers have come to expect.

Thank you.

Sincerely,
Steve Hanks

 FOR IMMEDIATE RELEASE

URS AND WASHINGTON GROUP INTERNATIONAL AMEND MERGER AGREEMENT TO INCREASE MERGER CONSIDERATION

URS Increases Stock Component and Gives WNG Stockholders Right to Elect Cash, Stock, or Cash and Stock; Says Offer is “Best and Final”

Stockholder Meetings Rescheduled For November 15

SAN FRANCISCO, CA and BOISE, ID - November 5, 2007 - URS Corporation (NYSE: URS) and Washington Group International, Inc. (NYSE: WNG) today announced that their previously announced definitive merger agreement for the acquisition of Washington Group by URS has been amended to increase the consideration to be received by Washington Group stockholders and to provide them with the ability to elect to receive cash, stock or cash and stock for their shares (subject to proration). Based on the closing price of URS’ common stock on November 2, 2007, the consideration is now valued at approximately $3.2 billion, or $97.89 per Washington Group share, which represents a premium of approximately 8.5% over the initial merger consideration value of $90.20 as of such date. Based on the volume weighted average price of URS’ common stock during the five trading days ending on November 2, 2007, the consideration is now valued at approximately $3.2 billion, or approximately $99.00 per Washington Group share, compared with a value of approximately $3.0 billion, or $91.14 per Washington Group share (using the five trading day weighted average), under the terms of the original merger agreement.
Under the terms of the revised merger agreement, which has been unanimously approved by the boards of directors of both companies, Washington Group stockholders can elect to receive all cash, all stock, or a combination of cash and stock (subject to proration) with a consideration value of 0.900 shares of URS common stock plus $43.80 in cash for each Washington Group share. The proration will be determined based on the volume-weighted average price of URS’ common stock during the five trading days ending on the day before the required Washington Group stockholder approval is received. This five trading day period is currently scheduled to end on November 14, 2007. The election procedures are subject to proration to preserve an aggregate per share mix of 0.900 shares of URS common stock plus $43.80 in cash for all outstanding Washington Group shares and options (after giving effect to the options’ exercise prices). Based on the outstanding shares and options of Washington Group as of September 30, 2007, in the aggregate, Washington Group shares and options will be converted into approximately $1.4 billion in cash and approximately 29 million shares of URS common stock. All terms of the original merger agreement not related to the revised merger consideration remain substantially unchanged.
Upon completion of the transaction, Washington Group stockholders would own approximately 35% of the combined company, compared with approximately 32% under the terms of the original merger agreement. Stockholders of record of URS common stock and Washington Group common stock at the close of business on September 21, 2007 will be entitled to vote at the special meetings.
Washington Group also announced that Dennis Washington, Chairman of the Washington Group board of directors, has executed a binding agreement to exercise all of his beneficially owned stock options for 3.224 million shares of Washington Group stock (or approximately 10% of outstanding Washington Group stock) and vote his shares in favor of the revised merger agreement if necessary to achieve the required Washington Group stockholder approval. If it is necessary for Mr. Washington to exercise his options and vote his shares, a new record date and meeting date for the Washington Group special meeting will be set. Mr. Washington has indicated that he intends to make the necessary Hart-Scott-Rodino Act filing today in order to be able to exercise his options, and has also indicated that if the merger is completed he would elect to receive cash for all of his Washington Group shares (subject to proration).
Martin M. Koffel, Chairman and Chief Executive Officer of URS, said: “The enhancement to the terms of our agreement reflects URS’ commitment to the combination with Washington Group and our conviction that the transaction will create significant benefits for the stockholders, customers and employees of both companies. We believe that the recent strong performance of both companies and continued positive outlook for our businesses warrant the increase in our offer. However, URS is a disciplined buyer and these terms represent our best and final offer for Washington Group.”
“We are very pleased to present this increased consideration to our stockholders for their vote at our special meeting next week,” said Washington Group President and Chief Executive Officer Stephen G. Hanks. “The increased financial terms of our agreement with URS provide even greater value to Washington Group stockholders, as well as a higher level of continued ownership in the combined entity and greater flexibility to choose between cash and stock in exchange for their shares. The combination of Washington Group and URS represents a unique opportunity to create a single-source provider that can offer a full life cycle of planning, engineering, construction, environmental management, and operations and maintenance services. Our board of directors unanimously recommends that Washington Group stockholders vote in favor of the merger agreement.”
URS expects the transaction to be slightly dilutive to GAAP earnings per share (“EPS”) in 2008, accretive to GAAP EPS in 2009 and beyond, and accretive to its cash EPS in 2008 and beyond, not including revenue synergies expected through the combination.
Consummation of the transaction is subject to the approval of the revised definitive merger agreement by Washington Group stockholders holding a majority of the outstanding shares and the approval of the issuance by URS of shares of common stock in the transaction by URS stockholders holding a majority of the shares voting. URS and Washington Group have rescheduled the companies’ special meetings of stockholders for November 15, 2007 to provide investors with additional time to evaluate the revised offer. Supplemental proxy materials will be distributed to URS and Washington Group stockholders prior to the new meeting date.
The special meeting of URS stockholders will be held at 9:00 a.m., local time, at the offices of Cooley Godward Kronish LLP, located at 1114 Avenue of the Americas, New York, New York. The special meeting of Washington Group stockholders will be held at 7:00 a.m., local time, at Washington Group’s offices located at 720 Park Boulevard, Boise, Idaho.

URS Outlook for Fiscal 2007
URS also announced that it has revised its outlook for fiscal 2007 based on revenue growth for the nine months of 2007 and the company’s continued positive outlook for its markets. URS now expects that 2007 revenues will be approximately $4.85 billion compared to its prior estimate of $4.8 billion. Assuming this revenue expectation is met, URS now expects that 2007 net income will be approximately $134 million compared to its prior estimate of $132 million and now expects that earnings per share will be between $2.50 and $2.55. Previously, URS had expected that EPS would be between $2.45 and $2.50.
URS noted that the guidance provided above does not include the impact of the proposed acquisition of Washington Group. URS will provide additional details regarding its fiscal 2007 guidance on its third quarter earnings call on Thursday, November 8 at 11:00 a.m., Eastern Time. A live webcast will be available at www.urscorp.com/investor.

About URS
URS Corporation offers a comprehensive range of professional planning and design, systems engineering and technical assistance, program and construction management, and operations and maintenance services for transportation, facilities, environmental, water/wastewater, industrial infrastructure and process, homeland security, installations and logistics, and defense systems. Headquartered in San Francisco, the Company operates in more than 20 countries with approximately 30,400 employees providing engineering and technical services to federal, state and local governmental agencies as well as private clients in the chemical, pharmaceutical, oil and gas, power, manufacturing, mining and forest products industries (www.urscorp.com).

About Washington Group

Washington Group International provides the talent, innovation, and proven performance to deliver integrated engineering, construction, and management solutions for businesses and governments worldwide. Headquartered in Boise, Idaho, with approximately $4 billion in annual revenue, the company has approximately 25,000 people at work around the world providing solutions in power, environmental management, defense, oil and gas processing, mining, industrial facilities, transportation and water resources. For more information, visit www.wgint.com.

Forward-Looking Statements

Statements contained in this press release that are not historical facts may constitute forward-looking statements, including statements relating to timing of and satisfaction of conditions to the merger, whether any of the anticipated benefits of the merger will be realized, including future revenues, future net income, future cash flows, future competitive positioning and business synergies, future acquisition cost savings, future expectations that the merger will be accretive to GAAP and cash earnings per share, future market demand, future benefits to stockholders, future debt payments and future economic and industry conditions. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “expect,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue” and similar expressions are also intended to identify forward-looking statements. The companies believe that their expectations are reasonable and are based on reasonable assumptions. However, such forward-looking statements by their nature involve risks and uncertainties that could cause actual results to differ materially from the results predicted or implied by the forward-looking statement. The potential risks and uncertainties include, but are not limited to: potential difficulties that may be encountered in integrating the merged businesses; potential uncertainties regarding market acceptance of the combined company; uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies and the satisfaction of other closing conditions to the transaction, including the receipt of regulatory approvals; competitive responses to the merger; an economic downturn; changes in the each company’s book of business; each company’s compliance with government contract procurement regulations; each company’s ability to procure government contracts; each company’s reliance on government appropriations; the ability of the government to unilaterally terminate either company’s contracts; each company’s ability to make accurate estimates and control costs; each company’s ability to win or renew contracts; each company’s and its partners’ ability to bid on, win, perform and renew contracts and projects; environmental issues and liabilities; liabilities for pending and future litigation; the impact of changes in laws and regulations; a decline in defense spending; industry competition; each company’s ability to attract and retain key individuals; employee, agent or partner misconduct; risks associated with changes in equity-based compensation requirements; each company’s leveraged position and ability to service its debt; risks associated with international operations; business activities in high security risk countries; third party software risks; terrorist and natural disaster risks; each company’s relationships with its labor unions; each company’s ability to protect its intellectual property rights; anti-takeover risks and other factors discussed more fully in URS’ Form 10-Q for its quarter ended June 29, 2007, Washington Group’s Form 10-Q for its quarter ended September 28, 2007, as well as in the Joint Proxy Statement/Prospectus of URS and Washington Group to be filed, and other reports subsequently filed from time to time, with the Securities and Exchange Commission. These forward-looking statements represent only URS’ and Washington Group’s current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made. Neither URS nor Washington Group assumes any obligation to update any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction, URS and Washington Group filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission on October 1, 2007 and will file supplemental materials with the SEC. Investors and security holders are urged to read the definitive joint proxy/prospectus and the supplemental materials because they contain important information about the proposed transaction. Investors and security holders may obtain free copies of this document and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group Investor Relations at 866-964-4636. In addition, you may also find information about the merger transaction at www.urs-wng.com.

URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction is included in the definitive joint proxy statement/prospectus of URS and Washington Group described above. Additional information regarding the directors and executive officers of URS is also included in URS' proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group's proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at URS and Washington Group as described above.

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Contacts:

URS	Washington Group International

Investors	Investors
H. Thomas Hicks	MacKenzie Partners, Inc.
Vice President	Daniel Burch/Larry Dennedy
& Chief Financial Officer	212-929-5500
415-774-2700

Media	Media
Sard Verbinnen & Co	Laurie Spiegelberg
Hugh Burns/Jamie Tully	Vice President of Corporate Communications
212-687-8080	208-386-5255

Kekst & Co.
Adam Weiner
212-521-4800